UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SuccessFactors, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

864596 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864596 10 1

1.	Names of Reporting Persons CVP SBIC, L.P. IRS No. 37-1439345

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by CVP SBIC, L.P., a Delaware limited partnership (“CVP SBIC”), CV SBIC, Inc., a Delaware corporation (“CVP GP”), Cardinal Venture Affiliates, L.P., a Delaware limited partnership (“CVA”), Cardinal Ventures, LLC, a Delaware limited liability company (“CVA GP”), Derek Blazensky (“Blazensky”), Christian Borcher (“Borcher”), Joyce Chung (“Chung”), Eric Dunn (“Dunn”) and Christopher J. Hadsell (“Hadsell,” and together with CVP SBIC, CVP GP, CVA, CVA GP, Blazensky, Borcher, Chung and Dunn, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons CV SBIC, Inc. IRS No. 32-0046059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) CO

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Cardinal Venture Affiliates, L.P. IRS No. 94-3359301

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Cardinal Ventures, LLC IRS No. 94-3359297

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Derek Blazensky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Christian Borcher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,950 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 12,950 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,615,711 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.27% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Joyce Chung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Eric Dunn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,000 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 50,000 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,652,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.34% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

CUSIP No. 864596 10 1

1.	Names of Reporting Persons Christopher J. Hadsell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,602,761 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,602,761 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,602,761 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.24% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 3,473,062 shares held by CVP SBIC; and (ii) 129,699 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of SuccessFactors, Inc. (the “Issuer”).

Item 1.
	(a)	Name of Issuer SuccessFactors, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1500 Fashion Island Blvd. Suite 300 San Mateo, California 94404

Item 2.
(a)

Name of Person Filing
CVP SBIC, L.P. (“CVP SBIC”)

CV SBIC, Inc. (“CVP GP”)

Cardinal Venture Affiliates, L.P. (“CVA”)

Cardinal Ventures, LLC (“CVA GP”)

Derek Blazensky (“Blazensky”)

Christian Borcher (“Borcher”)

Joyce Chung (“Chung”)

Eric Dunn (“Dunn”)

Christopher J. Hadsell (“Hadsell”)

	(b)	Address of Principal Business Office or, if none, Residence c/o Cardinal Venture Capital 1010 El Camino Real, Suite 250 Menlo Park, California 94025
	(c)	Citizenship
		Entities:	CVP SBIC	-	Delaware, United States of America
			CVP GP	-	Delaware, United States of America
			CVA	-	Delaware, United States of America
			CVA GP	-	Delaware, United States of America

		Individuals:	Blazensky	-	United States of America
			Borcher	-	Denmark
			Chung	-	United States of America
			Dunn	-	United States of America
			Hadsell	-	United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 864596 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
CVP SBIC, L.P.	3,473,062	0	3,602,761	0	3,602,761	3,602,761	7.24%
CV SBIC, Inc. (1)	0	0	3,602,761	0	3,602,761	3,602,761	7.24%
Cardinal Venture Affiliates, L.P.	129,699	0	3,602,761		3,602,761	3,602,761	7.24%
Cardinal Ventures, LLC (1)	0	0	3,602,761	0	3,602,761	3,602,761	7.24%
Derek Blazensky (1)	0	0	3,602,761	0	3,602,761	3,602,761	7.24%
Christian Borcher (1)	12,950	12,950	3,602,761	12,950	3,602,761	3,615,711	7.27%
Joyce Chung (1)	0	0	3,602,761	0	3,602,761	3,602,761	7.24%
Eric Dunn (1)	50,000	50,000	3,602,761	50,000	3,602,761	3,652,761	7.34%
Christopher J. Hadsell (1)	0	0	3,602,761	0	3,602,761	3,602,761	7.24%

(1)   CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.

(2)   This percentage is calculated based upon 49,743,807 shares of Common Stock outstanding following the Issuer’s initial public offering, as set forth in the Issuer’s registration statement filed with the Securities and Exchange Commission on November 20, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

CVP SBIC, L.P.

By:	CV SBIC, Inc.
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CV SBIC, INC.

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURE AFFILIATES, L.P.

By:	Cardinal Ventures, LLC
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURES, LLC

/s/ Eric Dunn
Eric Dunn
Authorized Representative

/s/ Derek Blazensky
DEREK BLAZENSKY

/s/ Christian Borcher
CHRISTIAN BORCHER

/s/ Eric Dunn
Eric Dunn
Attorney-in-Fact for JOYCE CHUNG

/s/ Eric Dunn
ERIC DUNN

/s/ Christopher J. Hadsell
CHRISTOPHER J. HADSELL

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Hansen Medical, Inc. is filed on behalf of each of us.

Dated: February 13, 2008

CVP SBIC, L.P.

By:	CV SBIC, Inc.
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CV SBIC, INC.

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURE AFFILIATES, L.P.

By:	Cardinal Ventures, LLC
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURES, LLC

/s/ Eric Dunn
Eric Dunn
Authorized Representative

/s/ Derek Blazensky
DEREK BLAZENSKY

/s/ Christian Borcher
CHRISTIAN BORCHER

/s/ Eric Dunn
Eric Dunn
Attorney-in-Fact for JOYCE CHUNG

/s/ Eric Dunn
ERIC DUNN

/s/ Christopher J. Hadsell
CHRISTOPHER J. HADSELL